UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of April, 2021 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . . Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_ The registrant hereby incorporates all parts, except for “Appendix 2 – Supplementary consolidated information for Santander UK plc and its controlled entities” on page 9, of this Report on Form 6-K by reference into Registration Statement No. 333-227554 filed by the registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933. The “Appendix 2 – Supplementary consolidated information for Santander UK plc and its controlled entities” on page 9 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into this Report on Form 6-K nor any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing. In addition, this Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

Quarterly Management Statement, 31 March 2021 1 Santander UK Group Holdings plc The information contained in this report is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and adopted in the UK, and the Disclosure Guidance and Transparency Rules sourcebook of the Financial Conduct Authority (FCA). This report provides a summary of the unaudited business and financial trends for the three months ended 31 March 2021 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis (the statutory perimeter). Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2020. This report contains non-IFRS financial measures that are reviewed by management in order to measure our overall performance. These are financial measures which management believe provide useful information to investors regarding our results and are outlined as Alternative Performance Measures in Appendix 1. These measures are not a substitute for IFRS measures. Appendix 2 contains supplementary consolidated information for Santander UK plc, our principal ring-fenced bank. A list of abbreviations used in this report is included in Appendix 4 and a glossary of terms is available at: https://www.santander.co.uk/about-santander/investor-relations/glossary Santander UK Group Holdings plc Quarterly Management Statement for the three months ended 31 March 2021 Paul Sharratt Head of Investor Relations 07715 087 829 Stewart Todd Head of External Affairs 07711 776 286 Adam Williams Head of Media Relations 07711 783 118 For more information: santander.co.uk/about-santander ir@santander.co.uk

Quarterly Management Statement, 31 March 2021

Nathan Bostock, Chief Executive Officer, commented:

"This is a strong set of results which demonstrates the progress we are making in transforming the bank for the future and reflects the strategic decisions we have taken. As the UK begins to emerge from the pandemic, our priority continues to be to support customers, colleagues and communities at what remains a difficult time for many.

"Thanks to the hard work and dedication of my colleagues, we have delivered growth in net interest income and mortgage lending, at the same time as becoming more efficient and responding to the changing needs of our customers. As a result, we are well placed to support the UK's economic recovery and fulfil our purpose to help people and businesses prosper.

"Although the economic outlook is more positive, market conditions will remain uncertain given the low interest rate environment and the lasting impacts of the pandemic. We plan to succeed by continuing to focus on delivering an excellent customer experience, while further simplifying how we operate and improving our digital capability."

Strong Q121 results with higher operating income and lower credit charges, partially offset by transformation programme investment

- PBT up 61% to £184m and adjusted PBT[1] up 154% to £422m. Return on ordinary shareholders' equity of 3.8% (2020: 2.9%) and Adjusted RoTE[1] increased to 9.4% (2020: 4.3%).
- Net mortgage growth of £1.5bn, following strong application volumes in late 2020. Customer deposits growth of £1.1bn.
- Operating income up 9% and adjusted operating income[1] up 7% with deposit repricing driving higher net interest income. Banking NIM of 1.81% (2020 1.55%) and Adjusted Banking NIM[1] of 1.81% (Q120: 1.55%). Growth in income and lower costs driving improved adjusted CIR.
- Operating expenses up 16% including £142m of transformation programme costs. Adjusted operating expenses[1] down 3% driven by efficiency savings.
- Credit impairment losses of £5m, significantly reduced following considerable Covid-19 related provision build in 2020.
- Provisions for other liabilities and charges increased to £127m including £96m of transformation programme charges.

Resilient balance sheet with strong capital and liquidity

- Over 90% of customer balance sheet is secured, majority of which is prime residential mortgages with an average LTV of 42%.
- Low write-offs and no material corporate defaults in Q121, reflecting our prudent approach to risk.
- CET1 capital ratio of 15.3% (2020: 15.2%) and UK leverage ratio of 5.2% (2020: 5.1%) above regulatory requirements.
- Reduced funding gap with TFSME capacity and strong liquidity LCR 137% (2020:150%), provides customer lending growth capacity.

Acceleration of our multi-year transformation programme

- Continued strategic focus on becoming more efficient and responding to the changing needs of our customers.
- Accelerated transformation programme driving £238m investment in Q121 including a 40% reduction in head office space.
- Since 2019, £570m of investment has realised £287m of savings.

Committed to the objectives of the Paris Agreement and to help the UK transition to a low-carbon economy and tackle climate change

- Helping our mortgage customers improve the energy efficiency of their home with a bespoke Energy Fact Report free of charge.
- Net zero by 2050 ambition for Banco Santander group, a leader in UK renewable energy project financing (Source: Inframation 2020).

Income statement highlights	**Q121 £m**	**Q120 £m**
Operating income	1,046	964
Operating expenses before credit impairment losses, provisions and charges	(730)	(631)
Credit impairment losses	(5)	(165)
Provisions for other liabilities and charges	(127)	(54)
Profit before tax	184	114
Adjusted profit before tax [1]	422	166
Balance sheet and capital highlights	**31.3.21 £bn**	**31.12.20 £bn**
Customer loans	210.7	210.4
- of which retail mortgages	171.3	169.8
- of which corporates	26.8	27.5
Customer deposits	192.8	191.7
CET1 capital ratio	15.3%	15.2%
UK leverage ratio	5.2%	5.1%

1. Non-IFRS measure. The financial results were impacted by a number of specific income, expenses and charges with an aggregate impact on PBT of £238m in Q121 and £52m in Q120. Adjusted Banking NIM calculated using adjusted net interest income and adjusted RoTE calculated using adjusted profit. See Appendix 1 for details of APMs and reconciliation to the nearest IFRS measure.

2 Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2021

Summarised consolidated income statement Q121 v Q120

	Q121 £m	Q120 £m	Change %
Net interest income	939	770	22
Non-interest income [1]	107	194	(45)
Total operating income	**1,046**	**964**	**9**
Operating expenses before credit impairment losses, provisions and charges	(730)	(631)	16
Credit impairment losses	(5)	(165)	(97)
Provisions for other liabilities and charges	(127)	(54)	135
Profit before tax	**184**	**114**	**61**
Tax on profit	(48)	(29)	66
Profit after tax	**136**	**85**	**60**
CIR	70%	65%	5pp

- Net interest income up 22%, with 2020 repricing actions on 1I2I3 Current Account and other deposits offsetting base rate cuts and back book mortgage margin pressure, including £0.7bn net attrition on SVR and FoR products (2020: £1.8bn).
  When adjusted for mortgage accounting treatment of £24m in Q120, net interest income[2] increased 18%.
- Non-interest income down 45%, with significantly lower banking and transaction fees in our retail business largely due to the implementation of regulatory changes to overdrafts with some offset through higher net interest income.
  When adjusted for operating lease depreciation of £23m (Q120: £25m) and mortgage accounting treatment of £7m in Q120, non-interest income[2] fell 48%.
- Operating expenses before credit impairment losses, provisions and charges up 16% largely related to the transformation programme, outlined below.
  When adjusted for transformation programme costs of £142m (Q120: £19m) and operating lease depreciation of £23m (Q120: £25m), operating expenses[2] fell 3% with delivery of efficiency savings.
- Credit impairment losses were 97% lower following Covid-19 related provision build in Q120.
- Provisions for other liabilities and charges were up £73m to £127m, largely related to the transformation programme, outlined below.
  When adjusted for transformation programme charges of £96m (Q120: £13m) provisions[2] were £10m lower.
- Profit before tax was up 61% to £184m and adjusted profit before tax[2] was up 154% to £422m.
- Tax on profit increased 66% to £48m. The Q121 ETR of 26.1% was higher (Q120: 25.4%), primarily due to an increase in the relative mix of profits that are subject to the Banking Surcharge offset by the impact of a change in tax rates impacting deferred tax in 2020.

Transformation programme - Branch and head office site closures

- In Mar21 we announced the closure of a number of branches and consolidation of our head office sites.
- 111 branches will close this year in response to the ongoing shift by customers towards mobile and online banking, a long-term trend which accelerated during the Covid-19 crisis. A network of 452 branches will remain, providing broad coverage across the UK.
- Four head office sites will also close and other head office sites will be consolidated into five main locations, some with reduced office space. We are investing £150m into a state-of-the-art new campus in Milton Keynes which will become the bank's UK headquarters. The majority of staff based at closing or consolidating sites will be offered a new dual location contract combining working from home with access to local spaces for meetings, coaching and training.
- The costs associated with these changes account for most of the transformation programme adjustments outlined above and include the impacts of closing branches or office sites and other committed costs up until their closure, asset write downs and redundancy costs. Santander UK is currently in dialogue with its parent regarding a potential sale of the UK head office.

1. Comprises 'Net fee and commission income' and 'Other operating income'.
2. Non-IFRS measure. A number of specific income, expenses and charges with an aggregate impact on profit before tax of £238m in Q121 and £52m in Q120 impacted the financial results. See Appendix 1 for details and reconciliation to the nearest IFRS measure.

3 Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2021

Summarised income statement Q121 v Q420

	Q121 £m	Q420 £m	Change %
Net interest income	939	1,014	(7)
Non-interest income [1]	107	71	51
Total operating income	**1,046**	**1,085**	**(4)**
Operating expenses before credit impairment losses, provisions and charges	(730)	(619)	18
Credit impairment losses	(5)	(98)	(95)
Provisions for other liabilities and charges	(127)	(135)	(6)
Profit before tax	**184**	**233**	(21)
Tax on profit	(48)	(37)	30
Profit after tax	**136**	**196**	(31)
CIR	70%	57%	13pp

Variances largely followed the trends outlined for Q121 versus Q120, except with respect to several year-end items, as outlined below:

- NII down 7% QoQ largely due to the mortgage accounting change in Q420. Adjusted NII[2] increased 1% due to deposit repricing and lower wholesale funding costs partially offset by the effect of two fewer days in Q121 than in Q420.
- Non-interest income increased 51% QoQ largely due to the mortgage accounting change in Q420. Adjusted non-interest income[2] increased 15% mainly due to the timing and effects of wholesale funding liability management exercises.
- Operating expenses before credit impairment losses, provisions and charges up 18%, largely related to the transformation programme. Adjusted operating expenses before credit impairment losses, provisions and charges[2] increased 2%.
- Provisions for other liabilities and charges decreased 6% largely related to the £74m 2020 UK Bank Levy which is charged annually in Q4 and partially offset by the transformation programme. Adjusted provisions for other liabilities and charges[2] decreased 74% largely due to the 2020 UK Bank Levy.

Summarised balance sheet

	31.03.21 £bn	31.12.20 £bn
Customer loans	**210.7**	**210.4**
Other assets	83.1	88.7
Total assets	**293.8**	**299.1**
Customer deposits	**192.8**	**191.7**
Total wholesale funding	62.1	63.2
Other liabilities	22.7	28.0
Total liabilities	**277.6**	**282.9**
Shareholders' equity	15.8	15.8
Non-controlling interest	0.4	0.4
Total liabilities and equity	**293.8**	**299.1**

- Customer loans increased £0.3bn, with £1.5bn increase in mortgages largely offset by lower retail unsecured, consumer (auto) finance and corporate lending including the effect of a migration of customer loans to SLB in Q121.
- Customer deposits increased £1.1bn, with £2.9bn growth in Retail Banking partially offset by lower corporate deposits.
- Total assets and liabilities fell, as part of liquidity management during Q121.

1. Comprises 'Net fee and commission income' and 'Other operating income'.
2. Non-IFRS measure. The financial results were impacted by a number of specific income, expenses and charges with an aggregate impact on profit before tax of £238m in Q121 and £(3)m in Q420. See Appendix 1 for details of APMs and reconciliation to the nearest IFRS measure.

4

Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2021

Capital, funding and liquidity

	31.03.21 £bn	31.12.20 £bn
Capital		
CET1 capital	11.1	11.1
Total qualifying regulatory capital	15.2	15.4
CET1 capital ratio	15.3%	15.2%
Total capital ratio	20.9%	21.1%
UK leverage ratio	5.2%	5.1%
RWAs	72.6	72.9
UK leverage exposure	254.7	258.9
Funding		
Total wholesale funding and AT1	64.5	65.7
- of which with a residual maturity of less than one year	22.9	21.1
Liquidity		
RFB DoLSub LCR	137%	150%
RFB DoLSub LCR eligible liquidity pool	50.4	51.5
SFS LCR	191%	165%
SFS LCR eligible liquidity pool	2.4	2.8

- CET1 capital ratio increased 10bps to 15.3%, with capital accretion through retained profits, RWA management and market driven improvements in the Defined Benefit Pensions scheme.
- The UK leverage ratio improved by 10bps from year end through active management of leverage exposures, specifically through the management of the liquid asset buffer.
- CET1 capital ratio includes a benefit of c30bps and UK leverage ratio c8bps from the change in treatment of software assets outlined in the EBA technical standard on the prudential treatment of software assets.
- In Mar21 we refinanced our outstanding £500m 5.33% AT1 securities with a new £450m 4.25% Perpetual non call security with a rate reset at 5.5 years, which was exclusively purchased by our parent.
- Total capital ratio reduced in the quarter by c20bps to 20.9%, reflecting the reduction in AT1 securities in issue and the CRD IV Grandfathering Cap rules that reduces the recognition of grandfathered capital instruments issued by Santander UK plc that increased in January.
- We issued £1.5bn of MREL eligible senior unsecured securities and repaid £1.5bn of TFS, leaving £4.8bn outstanding. There have been no further drawings of TFSME, with £11.7bn outstanding.
- The RFB DolSub LCR of 137%, reduced from 150% at year end, remains significantly above regulatory requirements. The movement in LCR reflects the reduction in wholesale funding balances within the quarter.

Corporate & Investment Banking Part VII banking business transfer scheme

- As we previously announced, substantially all CIB business in the UK is intended to be conducted from the SLB, beginning later this year.
- To undertake this change, Santander UK plc is proposing to transfer substantially all of its CIB business to the SLB in H2 2021 by way of a banking business transfer scheme under Part VII of the Financial Services and Markets Act 2000 (the Scheme). The Scheme is subject to approval by the High Court of England and Wales (the Court).
- On 14 April 2021, the Court gave directions in respect of the Scheme. A subsequent hearing for the sanction of the Scheme by the Court is expected to be held on 23 June 2021.

5

Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2021

Appendix 1 – Additional Performance Measures

In addition to the financial information prepared under IFRS, this Quarterly Management Statement contains non-IFRS financial measures that constitute APMs, as defined in ESMA guidelines, and non-GAAP financial measures, as defined in (and presented in accordance with) U.S. Securities and Exchange Commission (SEC) rules and guidance. The financial measures contained in this report that qualify as APMs have been calculated using the financial information of the Santander UK group but are not defined or detailed in the applicable financial information framework or under IFRS.

We use these APMs when planning, monitoring and evaluating our performance. We consider these APMs to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. Whilst we believe that these APMs are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for IFRS measures.

a) Adjusted profit metrics and average customer assets

Net interest income, non-interest income, operating expenses before credit impairment losses, provisions and charges, provisions for other liabilities and charges, and profit before tax are all adjusted for items management believe to be significant, to facilitate underlying operating performance comparisons from period to period.

	Ref.	Q121 £m	Q420 £m	Q120 £m
Net interest income				
Reported	(i)	939	1,014	770
Adjust for accounting treatment		-	(86)	24
Adjusted	(ii)	939	928	794
Non-interest income				
Reported	(iii)	107	71	194
Adjust for accounting treatment			20	(7)
Adjust for operating lease depreciation		(23)	(18)	(25)
Adjusted	(iv)	84	73	162
Operating expenses before credit impairment losses, provisions and charges				
Reported	(v)	(730)	(619)	(631)
Adjust for transformation		142	45	19
Adjust for operating lease depreciation		23	18	25
Adjust for higher IT costs, staff expenses and increased site cleaning as a result of Covid-19		-	-	3
Adjusted	(vi)	(565)	(556)	(584)
Provisions for other liabilities and charges				
Reported		(127)	(135)	(54)
Adjust for transformation		96	18	13
Adjusted		(31)	(117)	(41)
Profit before tax				
Reported		184	233	114
Specific income, expenses and charges		238	(3)	52
Adjusted profit before tax		422	230	166
Average customer assets	(vii)	210,273	209,958	206,455

Explanations of the above adjustments were disclosed in the 2020 Annual Report on Form 20-F filed with the SEC on 4 March 2021 (2020 Annual Report on Form 20-F). The accounting treatment adjustment has changed as outlined below.

Accounting treatment

During Q420, we revised the accounting treatment for certain items of mortgage income. Mortgage account fees, which are normally paid at the end of the mortgage and were previously recognised as received in fee income, are now recognised in interest income as part of the effective interest rate method throughout the life of the mortgage to better reflect the requirements of IFRS. In addition, we no longer accrue interest income relating to the period after mortgages revert to the standard variable rate (or equivalent) beyond the incentive period. This better aligns our policy to current practice. The impact of these changes was taken in Q420 with no restatement of comparatives. In Q121 comparatives were restated to reallocate the net interest income and fee income changes taken in Q420 to the quarters in 2020 to which they relate.

6 Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2021 7 Santander UK Group Holdings plc b) Adjusted Banking NIM In 2020 we introduced this as a new APM to remove the 2020 positive impact of the accounting change in Q420, which is not expected to be repeated. It is calculated as adjusted net interest income as a percentage of average customer assets over the period. We consider this metric useful for management and investors as it removes the 2020 positive impact of the accounting change on net interest income. Ref. Q121 Q420 Q120 Reported net Interest Income (i) £939m £1,014m £770m Adjusted net Interest Income (ii) £939m £928m £794m Reported net Interest Income – annualised (viii) £3,808m £4,034m £3,097m Adjusted net Interest Income – annualised (ix) £3,808m £3,691m £3,195m Banking NIM (viii) divided by (vii) 1.81% 1.92% 1.50% Adjusted Banking NIM (ix) divided by (vii) 1.81% 1.76% 1.55% c) Adjusted cost-to-income ratio Calculated as adjusted total operating expenses before credit impairment losses and provisions for other liabilities and charges as a percentage of the total of adjusted net interest income and adjusted non-interest income. We consider this metric useful for management and investors as an efficiency measure to capture the amount spent to generate income, as we invest in our multi-year transformation programme. Calculation, refers to table a) above Q121 Q420 Q120 Cost-to-income ratio 1 (v) divided by the sum of (i) and (iii) 70% 57% 65% Adjusted cost-to-income ratio (vi) divided by the sum of (ii) and (iv) 55% 56% 61% 1. Non-IFRS measure.

Quarterly Management Statement, 31 March 2021 8 Santander UK Group Holdings plc d) Adjusted RoTE Calculated as adjusted profit before tax, less tax on profit, attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets. We consider this adjusted measure useful for management and investors as a measure of income generation on shareholder investment, as we focus on improving returns through our multi- year transformation programme. Q121 Specific income, expenses and charges As adjusted £m £m £m Profit after tax 136 174 310 Annualised profit after tax 552 1,256 Phasing adjustments (71) Less non-controlling interests of annual profit (38) (38) Profit due to equity holders of the parent (A) 514 1,147 Q121 £m Equity adjustments £m As adjusted £m Average shareholders' equity 16,238 Less average Additional Tier 1 (AT1) securities (2,220) Less average non-controlling interests (402) Average ordinary shareholders' equity (B) 13,616 Average goodwill and intangible assets (1,637) Average tangible equity (C) 11,979 176 12,155 Return on ordinary shareholders' equity (A/B) 3.8% - RoTE (A/C) - 9.4% 2020 Specific income, expenses and charges As adjusted £m £m £m Profit after tax 438 115 553 Less non-controlling interests of annual profit (36) (36) Profit due to equity holders of the parent (A) 402 517 2020 £m Equity adjustments £m As adjusted £m Average shareholders' equity 16,293 Less average Additional Tier 1 (AT1) securities (2,243) Less average non-controlling interests (398) Average ordinary shareholders' equity (B) 13,652 Average goodwill and intangible assets (1,713) Average tangible equity (C) 11,939 29 11,968 Return on ordinary shareholders' equity (A/B) 2.9% - Adjusted RoTE (A/C) - 4.3% Specific income, expenses, charges Details of these items are outlined in section a) of Appendix 1, with a total impact on profit before tax of £238m. The impact of these items on the taxation charge was £64m and on profit after tax was £174m. Phasing adjustments To facilitate comparison with the full year ratio we adjust profit due to equity holders of the parent and average tangible equity for charges, releases or accounting changes which only relate to this period. This includes the UK Bank Levy, which is charged annually on 31 December, as required under IFRS. Equity adjustments These adjustments are made to reflect the impact of adjustments to profit on average tangible equity.

Quarterly Management Statement, 31 March 2021 9 Santander UK Group Holdings plc Appendix 2 - Supplementary consolidated information for Santander UK plc and its controlled entities Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. Summarised consolidated income statement Q121 Q120 £m £m Net interest income 927 775 Non-interest income 1 104 198 Total operating income 1,031 973 Operating expenses before credit impairment losses, provisions and charges (724) (624) Credit impairment losses (4) (165) Provisions for other liabilities and charges (127) (54) Total operating impairment losses, provisions and charges (131) (219) Profit before tax 176 130 Tax on profit (47) (35) Profit after tax for the period 129 95 Summarised balance sheet 31.03.21 31.12.20 £bn £bn Total customer loans 207.4 207.0 Other assets 80.2 85.3 Total assets 287.6 292.3 Total customer deposits 187.2 185.7 Total wholesale funding 62.0 63.1 Other liabilities 22.4 27.5 Total liabilities 271.6 276.3 Shareholders’ equity 15.8 15.8 Non-controlling interests 0.2 0.2 Total liabilities and equity 287.6 292.3 Summarised consolidated capital 31.03.21 31.12.20 £bn £bn Total qualifying regulatory capital 14.9 15.2 Risk-weighted assets (RWAs) 71.5 71.9 Total capital ratio 20.8% 21.2% The information contained in this report is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and adopted in the UK, and the Disclosure Guidance and Transparency Rules sourcebook of the Financial Conduct Authority (FCA). 1. Comprises ‘Net fee and commission income’ and ‘Other operating income’.

Quarterly Management Statement, 31 March 2021

Appendix 3 – Supporting information

Credit performance

31 March 2021		Customer loans			3-month Gross write-offs	Loan loss allowances
	Total £bn	Stage 1 £bn	Stage 2 £bn	Stage 3 £bn	£m	£m
Retail Banking	187.6	172.9	12.7	2.0	35	683
Corporate & Commercial Banking	17.4	11.2	5.2	1.0	3	581
Corporate & Investment Banking	2.5	2.3	0.2	0.0	0	33
Corporate Centre	3.2	3.2	0.0	0.0	0	36
	210.7	189.6	18.1	3.0	38	1,333
Undrawn balances		39.4	1.3	0.1		
Stage 1, Stage 2 and Stage 3[1] ratios %		**89.99**	**8.59**	**1.46**		

31 December 2020		Customer loans			12-month Gross write-offs	Loan loss allowances
	Total £bn	Stage 1 £bn	Stage 2 £bn	Stage 3 £bn	£m	£m
Retail Banking	186.5	173.2	11.4	1.9	180	706
Corporate & Commercial Banking	17.6	11.1	5.5	1.0	51	603
Corporate & Investment Banking	2.8	2.6	0.2	-	22	33
Corporate Centre	3.5	3.5	-	-	-	35
	210.4	190.4	17.1	2.9	253	1,377
Undrawn balances		41.8	1.3	0.1		
Stage 1, Stage 2 and Stage 3[1] ratios %		**90.49**	**8.12**	**1.42**		

1. Stage3 ratio is the sum of Stage3 drawn and Stage3 undrawn assets divided by the sum of total drawn assets and Stage3 undrawn assets.

Payment holidays

31 March 2021	Customers supported	Total loans for which PH granted[1]	Breakdown of total PH granted				Outstanding PH
			Up to date after PH	Ongoing PH	New to arrears after PH ends	In arrears before PH	
Mortgages	255,000	£36.4bn	92%	4%	2%	2%	£1.4bn
Consumer (auto) finance [2]	57,000	£0.5bn	79%	14%	4%	3%	£0.1bn
UPL	36,000	£0.2bn	80%	9%	6%	5%	<£0.1bn
Credit cards	34,000	£0.1bn	97%	2%	1%	0%	<£0.1bn
Businesses and corporates	3,000	£2.5bn	99%	1%	0%	0%	<£0.1bn

1. Retail balances are stock positions for customers supported and loans at 31 March that had, or currently have, payment holidays granted.
2. Includes customers supported by PSA Finance UK Limited

Government lending schemes (applications drawn to 31 March 2021)

	Number of customers	Loan balance	% of relevant loan book
BBLS (100% government guaranteed)	156,000	£4.2bn	19
CBILS	2,000	£0.6bn	3
CLBILS	35	£0.1bn	3

10

Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2021

Economic scenarios[1]

At 31 March 2021		Upside 1 %	Base case %	Downside 1 %	Downside 2 %	Downside 3 %
GDP (annual growth rate)	2020	-9.9	-9.9	-9.9	-9.9	-9.9
	2021	6.3	4.5	5.7	1.3	-6.4
	2022	4.2	6.1	2.9	1.2	1.1
	2023	2.5	1.6	1.0	2.2	1.7
Base rate	2020	0.10	0.10	0.10	0.10	0.10
	2021	0.25	0.10	0.10	0.25	-0.50
	2022	0.50	0.10	0.10	1.25	0.00
	2023	1.00	0.10	0.10	2.50	0.00
HPI (Q4 annual growth rate)	2020	7.0	7.0	7.0	7.0	7.0
	2021	2.4	2.0	1.7	-11.1	-18.0
	2022	-6.9	1.5	-9.7	-16.4	-12.8
	2023	-2.9	2.0	-9.2	-8.9	0.6
	5yr CAGR	0.2	1.9	-5.2	-5.5	-5.2
Unemployment	2020	5.1	5.1	5.1	5.1	5.1
	2021	5.9	6.9	6.2	8.3	11.9
	2022	5.3	6.2	6.2	9.6	8.9
	2023	4.8	5.6	6.5	9.4	8.1
	5yr Peak	5.9	6.9	7.2	9.7	11.9
Scenario weights						
31 March 2021 scenarios		5%	50%	15%	25%	5%
31 December 2020 scenarios[2]		5%	45%	15%	25%	10%

1. GDP is calendar year average growth rate, HPI is Q4 annual growth rate and all other data points are at 31 December in the year indicated.
2. For 31 December 2020 scenarios see QMS for three months ended 31 December 2020.

11 Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2021 12 Santander UK Group Holdings plc Appendix 4 – Abbreviations APM Alternative Performance Measure AT1 Additional Tier 1 BBLS Bounce Back Loan Scheme Banco Santander Banco Santander S.A. Banking NIM Banking Net Interest Margin BTL Buy-To-Let CAGR Compound Annual Growth Rate CBILS Coronavirus Business Interruption Loan Scheme CCB Corporate & Commercial Banking CET1 Common Equity Tier 1 CIB Corporate & Investment Banking CIR Cost-To-Income Ratio CLBILS Coronavirus Large Business Interruption Loan Scheme CRR Capital Requirements Regulation EBA European Banking Authority ECL Expected Credit Losses ESMA European Securities and Markets Authority ETR Effective Tax Rate EU European Union FoR Follow on Rate FCA Financial Conduct Authority FSCS Financial Services Compensation Scheme GDP Gross Domestic Product HPI House Price Index IFRS International Financial Reporting Standard IRD Interest Rate Derivatives LCR Liquidity Coverage Ratio LTV Loan-To-Value MDA Maximum Distributable Amount MREL Minimum Requirement for own funds and Eligible Liabilities NII Net interest income PBT Profit Before Tax PH Payment Holiday PRA Prudential Regulation Authority QMS Quarterly Management Statement QoQ Quarter-on-Quarter RFB Ring-Fenced Bank RFB DoLSub Santander UK plc Domestic Liquidity Sub-group RoTE Return on Tangible Equity RWA Risk-Weighted Assets Santander UK Santander UK Group Holdings plc SFS Santander Financial Services plc SLB Santander London Branch SME Small and Medium-Sized Enterprise SVR Standard Variable Rate TFS Term Funding Scheme TFSME Term Funding scheme with additional incentives for SMEs UK United Kingdom UPL Unsecured Personal Lending YoY Year-On-Year

Quarterly Management Statement, 31 March 2021 13 Santander UK Group Holdings plc Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 31 March 2021, the bank had around 21,600 employees and serves around 14 million active customers, via a nationwide branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, founded in 1857 and headquartered in Spain. It has a meaningful presence in 10 core markets in Europe and the Americas, and is one of the largest banks in the world by market capitalization. Its purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising over €120 billion in green financing between 2019 and 2025, as well as financially empowering more than 10 million people over the same period. At the end of 2020, Banco Santander had more than a trillion euros in total funds, 148 million customers, of which 22.8 million are loyal and 42.4 million are digital, 11,000 branches and 191,000 employees. Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement. Disclaimer Santander UK Group Holdings plc (Santander UK), Santander UK plc and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward-looking statements on page 278 of the Santander UK Group Holdings plc 2020 Annual Report on Form 20-F. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward- looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC Dated: 29 April 2021 By / s / Duke Dayal Duke Dayal Chief Financial Officer